Exhibit (a)(5)(E)

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Rosemary M. Rivas (State Bar No. 209147)

Email: rrivas@zlk.com

LEVI & KORSINSKY, LLP

44 Montgomery Street, Suite 650

San Francisco, California 94104

Telephone: (415) 291-2420

Facsimile: (415) 484-1294

Attorneys for Plaintiff

[Additional Counsel listed on signature block.]

UNITED STATES DISTRICT COURT

FOR THE NORTHERN DISTRICT OF CALIFORNIA

DAVID H. SIMONSON, on behalf of himself and all others similarly situated,	Case No. 5:17-cv-04931
Plaintiff,	CLASS ACTION

vs.

SHORETEL, INC., CHARLES D. KISSNER, KENNETH D. DENMAN, MARK F. BREGMAN, DONALD JOOS, CONSTANCE E. SKIDMORE, SHANE V. ROBISON, JOSEF VEJVODA, MARJORIE L. BOWEN, MITEL US HOLDINGS, INC., SHELBY ACQUISITION CORPORATION, and MITEL NETWORKS CORPORATION,

CLASS ACTION COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 JURY TRIAL DEMANDED
Defendants.

Plaintiff, David H. Simonson, by his undersigned attorneys, alleges upon investigation of counsel and information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1.     Plaintiff brings this action on behalf of himself and the public stockholders of ShoreTel Inc., (“ShoreTel” or the “Company”) against the Company and ShoreTel’s Board of Directors (collectively, the “Board” or the “Individual Defendants,” as further defined below) for violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), and Sections 14(e) and 20(a). Specifically, Defendants solicit

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the tendering of stockholder shares in connection with the sale of the Company to affiliates of Mitel Networks Corporation through a recommendation statement that omits material facts necessary to make the statements therein not false or misleading. Stockholders need this material information to decide whether to tender their shares or pursue their appraisal rights.

2.    On July 27, 2017, the Company announced that it had entered into a definitive agreement (the “Merger Agreement”) with Mitel US Holdings, Inc. (“Parent”), Shelby Acquisition Corporation (“Merger Sub”), and Mitel Networks Corporation (“Guarantor,” and together with Parent and Merger Sub, “Mitel”), by which Mitel would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of ShoreTel common stock for $7.50 per share in cash (the “Merger Consideration”) in a transaction valued at approximately $530 million (the “Proposed Transaction”). The Tender Offer, commenced on August 17, 2017, and is set to expire at 5:00 p.m., New York City time, on September 18, 2017.

3.    In connection with the commencement of the Tender Offer, on August 17, 2017, the Company filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information about the financial projections prepared by the Company and relied upon by the Company’s financial advisor. Without all material information ShoreTel stockholders cannot make an informed decision to exchange their shares in the Tender Offer. The failure to adequately disclose such material information constitutes a violation of Sections 14(d)(4), 14(e), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) as stockholders need such information in order to make a fully-informed decision regarding tendering their shares in connection with the Proposed Transaction.

4.    For these reasons and as set forth in detail herein, the Individual Defendants have violated federal securities laws. Accordingly, Plaintiff seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of these laws. Judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s stockholders.

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JURISDICTION AND VENUE

5.    The claims asserted herein arise under Sections 14(d), 14(e), and 20(a) of the Exchange Act, 15 U.S.C. § 78aa. The Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question jurisdiction).

6.    The Court has personal jurisdiction over each of the Defendants because each conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as pursuant to 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) ShoreTel maintains its principal place of business in this District and each of the Individual Defendants, and Company officers or directors, either resides in this District or has extensive contacts within this District; (iii) a substantial portion of the transactions and wrongs complained of herein, occurred in this District; (iv) most of the relevant documents pertaining to Plaintiff’s claims are stored (electronically and otherwise), and evidence exists, in this District; and (v) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8.    Plaintiff is, and has been at all relevant times, the owner of shares of ShoreTel common stock.

9.    Defendant Charles D. Kissner (“Kissner”) has served as a member of ShoreTel’s board of directors since April 2006, and as Chairman of the board of directors since April 2013.

10.    Defendant Donald Joos (“Joos”) has served as ShoreTel’s President, Chief Executive Officer and a member of the Company’s board of directors since August 2013.

11.    Defendant Kenneth D. Denman (“Denman”) has served as a director of ShoreTel since 2007.

12.    Defendant Mark F. Bregman (“Bregman”) has served as a director of the Company

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since 2007.

13.    Defendant Constance E. Skidmore (“Skidmore”) has served as a director of ShoreTel since 2014.

14.    Defendant Shane V. Robison (“Robison”) has served as a director of ShoreTel since 2015.

15.    Defendant Josef Vejvoda (“Vejvoda”) has served as a director of ShoreTel since 2015.

16.    Defendant Marjorie L. Bowen (“Bowen”) has served as a director of ShoreTel since August, 2016.

17.    Defendants Kissner, Denman, Bregman, Joos, Skidmore, Robison, Vejvoda, and Bowen are collectively referred to as “Individual Defendants” and/or the “Board.”

18.    Defendant ShoreTel is a corporation organized and existing under the laws of the State of Delaware. The Company maintains its principal executive offices at 960 Stewart Drive Sunnyvale, California 94085. ShoreTel common stock is traded on the NASDAQ under the ticker symbol “SHOR.”

19.    The Individual Defendants and ShoreTel are referred to collectively herein as “Defendants.”

20.    Defendant Mitel US Holdings, Inc. is a Delaware corporation and a party to the Merger Agreement.

21.    Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

22.    Defendant Mitel Networks Corporation is a Canadian corporation, an affiliate of Parent and Merger Sub, and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

23.    Plaintiff brings this action individually and as a class action on behalf of all holders of ShoreTel stock who are being, and will be, harmed by Defendants’ actions described herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to, controlled by, or affiliated with, any Defendant, including the immediate family members of the Individual Defendant.

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24.    This action is properly maintainable as a class action under Federal Rule of Civil Procedure 23.

25.    The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of August 15, 2017, there were 69,034,351 shares of ShoreTel common stock issued and outstanding. These shares are held by thousands of beneficial holders who are geographically dispersed across the country.

26.    There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a.	whether Defendants have violated Sections 14 and 20 of the Exchange Act in connection with the Proposed Transaction; and

b.	whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

27.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

28.    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

29.    The prosecution of separate actions by individual members of the Class creates a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for Defendants.

30.    Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

31.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class a whole.

32.    Accordingly, Plaintiff seeks injunctive and other equitable relief on behalf of himself

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and the Class to prevent the irreparable injury that the Company’s stockholders will continue to suffer absent judicial intervention.

FURTHER SUBSTANTIVE ALLEGATIONS

COMPANY BACKGROUND

33.    ShoreTel is a telecommunications vendor providing unified communications for businesses. The Company is headquartered in Sunnyvale, California, with regional headquarters in the United Kingdom, Germany, Spain, India, and Australia.

THE SALES PROCESS

34.    Two years after the aborted merger of ShoreTel and Mitel in 2014, the two companies found themselves once again back at the negotiating table contemplating a potential merger.

35.    In the summer of 2016, following a two month review of the Company’s strategic plan, ShoreTel began to explore changes to the Company’s strategic plan. Coincidentally, on July 2, 2016, Rich McBee, the Chief Executive Officer of Mitel, reached out to Defendant Kissner, regarding a transaction between ShoreTel and Mitel.

36.    In light of this interest from Mitel, on July 9, 2016, the ShoreTel Board met, together with representatives of ShoreTel’s counsel, Fenwick & West LLP (“Fenwick & West”), and members of ShoreTel senior management and formed a Strategic Advisory Committee (the “Strategic Advisory Committee”), consisting of independent directors Defendant Denman, Defendant Robison, Defendant Skidmore, and Defendant Vejvoda to advise the ShoreTel Board in evaluating strategic alternatives. Additionally, ShoreTel’s Board also approved the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”) as ShoreTel’s financial advisor in connection with its consideration of a potential strategic transaction and other strategic alternatives.

37.    On July 20, 2016, Mitel informed ShoreTel that although it was not presently interested in pursuing a transaction, it was not closing the door on restarting discussions at a later date.

38.    Following several meetings of the Strategic Advisory Committee regarding the potential process for pursing a strategic transaction, on August 4, 2016, ShoreTel issued a press release announcing that as a part of the ShoreTel Board’s ongoing efforts to maximize stockholder

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value, the ShoreTel Board had formed a Strategic Advisory Committee to advise the ShoreTel Board in evaluating a range of strategic alternatives, including the sale of ShoreTel.

39.    Following this announcement, ShoreTel received inquiries from four financial sponsors on August 4 and 5, 2016. Shortly thereafter, from August 8 and September 6, 2016, representatives of J.P. Morgan contacted 34 financial sponsors (including the four that had contacted ShoreTel on August 4 and 5, 2016) and 28 strategic parties to solicit interest in an acquisition of ShoreTel. Between August 12 and September 30, 2016, ShoreTel entered into confidentiality agreements with 14 of these parties: 10 financial sponsors and four strategic parties. Each of these confidentiality agreements included a customary “standstill” provision under which the other party agreed not to purchase ShoreTel stock, or take other actions, for a specified period. These standstill provisions permitted confidential communications to the ShoreTel Board, and did not terminate upon ShoreTel’s execution of an agreement to be acquired by a third party.

40.    Amongst the 14 parties that entered into confidentiality agreements with ShoreTel, seven of the financial sponsors and four of the strategic parties conducted due diligence meetings with members of ShoreTel’s management and were provided access to an electronic data room that contained certain financial and business due diligence information.

41.    On October 10, 2016, one of the four financial sponsors that had contacted ShoreTel on August 4 and 5, 2016, Party A, submitted a non-binding proposal to acquire all of the outstanding shares of ShoreTel for $9.00 per share in cash.

42.    For the next several months, ShoreTel proceeded to negotiate and conduct due diligence with Party A. However, Party A’s inability to reach an agreement and difficulties obtaining debt financing, ultimately resulted in Party A withdrawing its offer on January 29, 2017, thereby leaving the door open for other interested bidders to throw their hats into the ring.

43.    Following Party A’s withdrawal, ShoreTel held discussions with several other potential strategic partners.

44.    On April 22, 2017, a financial sponsor that had previously been contacted by J.P. Morgan in August 2016, Party C, inquired as to the potential acquisition of ShoreTel and on April 25, 2017, representatives of J.P. Morgan received an inquiry from a strategic party, Party D,

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regarding a potential acquisition of ShoreTel. On May 3, 2017, Party D and Party C were joined by a third interested entity, Party E, regarding the exploration of a strategic transaction between ShoreTel and Party E. One week later, on May 10, 2017, ShoreTel entered into confidentiality agreements with Party E and provided them with high level due diligence materials.

45.    On June 1, 2017, another of the four financial sponsors that had contacted ShoreTel on August 4 and 5, 2016, Party B, submitted a non-binding proposal to acquire all of the outstanding shares of ShoreTel in a range of $7.50 to $8.00 per share in cash.

46.    Shortly thereafter, on June 7, 2017, ShoreTel authorized a representative of J.P. Morgan to contact Mitel’s financial advisor, Jefferies LLC (“Jefferies”), to inquire as to whether Mitel would be interested in discussing an acquisition of ShoreTel. Coincidentally, before a representative of J.P. Morgan was able to reach out, a representative of Jefferies contacted a representative of J.P. Morgan and informed that representative of J.P. Morgan that Mitel was interested in exploring a potential acquisition of ShoreTel.

47.    On June 8, 2017, a representative of J.P. Morgan provided a mutual confidentiality agreement to Jefferies, the terms of which were negotiated between Mitel’s counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, (“Paul, Weiss”), and Fenwick & West. While the confidentiality agreement was being negotiated, Mitel submitted a high level due diligence request list setting forth various categories of information Mitel would require in order to determine whether it wished to proceed with a potential transaction. The parties proceeded to execute the confidentiality agreement on June 16, 2017.

48.    On June 21, 2017, ShoreTel received a non-binding proposal from Party C for an acquisition of ShoreTel at a price in a range of $7.00 to $7.50 per share.

49.    That same day, the ShoreTel Board met to review the status of discussions with the various interested entities. At this meeting the members of management presented a financial plan for fiscal 2018 through 2020, and the ShoreTel Board discussed this plan and the material assumptions on which it was based with management. This financial plan was later provided to Mitel, and Parties B and C, in June of 2017.

50.    Negotiations between Shoretel and Mitel continued throughout June and into July. On

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July 7, 2017, Mitel submitted a non-binding proposal to the ShoreTel Board, which proposed that Mitel would acquire all of the shares at a price of $7.20 to $7.40 per share in cash. The proposal also included an exclusivity agreement that contemplated a 30-day exclusivity period that would permit Mitel sufficient time to complete its diligence and negotiate definitive agreements.

51.    Mitel’s proposal was reviewed by the ShoreTel Board during a July 9, 2017 board meeting. In addition to the Mitel proposal, the Board also reviewed the status of discussions with Party B and Party C, and the proposal by Party C. Following this review, the Board directed J.P. Morgan to engage with Mitel in an effort to improve its price per share, and determined to approve the execution of an exclusivity agreement with Mitel if the price was increased to $7.60 per share.

52.    On July 10, 2017, representatives of J.P. Morgan conveyed the Board’s directive that in order for ShoreTel to grant exclusivity to Mitel, Mitel’s proposal would need to be for at least $7.60 per share in cash. Mitel responded that same day through the submission of a revised non-binding proposal to the ShoreTel Board, which proposed that Mitel would acquire all of the shares at a price of $7.50 per share in cash. This submission was accompanied by a letter that stated the revised proposal was Mitel’s “best and final” offer and requested 28 days of exclusivity to complete due diligence and negotiate definitive documentation.

53.    ShoreTel’s Board met that same day to consider Mitel’s “best and final” offer, as well as the status of discussions with Party B and Party C, and the proposal by Party C. After noting that the proposal from Party C, although potentially equal to Mitel’s proposal, would likely be subject to significant challenges in securing debt financing in light of the experiences of Party A and Party B, ShoreTel Board approved the execution of a 28-day exclusivity agreement with Mitel.

54.    On July 11, 2017, ShoreTel entered into an exclusivity agreement with Mitel in which ShoreTel agreed to negotiate exclusively with Mitel until August 6, 2017. That same day, Party B informed J.P. Morgan that it was no longer interested in pursuing a transaction with ShoreTel, and Party C communicated that it intended to reduce the high end of its range from $7.50 per share to $7.00 per share, which was significantly below Mitel’s proposed price and was still subject to the same debt financing concerns that the Board had discussed the previous day.

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55.    Over the next several weeks, Mitel and ShoreTel continued to negotiate the various terms of the Merger Agreement, and on July 26, 2017, the parties reached an agreement regarding the terms of the Merger Agreement. That night, the Board met to vote on the proposed acquisition and following the presentation of J.P. Morgan’s fairness opinion, the Board proceeded to approve the Merger Agreement and the Transaction. In addition to approving the Merger Agreement, the Board’s Compensation Committee also authorized the payment of cash bonuses to certain Directors in the cumulative amount of approximately $1,150,000. That same night, the Company and Mitel finalized and executed the Merger Agreement and related documents, and the following day, July 27, 2017, the parties issued a joint press release announcing the merger.

THE MERGER ANNOUNCEMENT

56.    In a press release dated July 27, 2017, Mitel announced that it had entered into a Merger Agreement with ShoreTel pursuant to which Mitel would commence a Tender Offer to acquire all of the outstanding shares of ShoreTel common stock for $7.50 per share in cash.

57.    The press release states in pertinent part:

OTTAWA, ON and SUNNYVALE, CA – July 27, 2017 – Mitel (Nasdaq: MITL) (TSX: MNW) and ShoreTel (Nasdaq:SHOR) today announced that they have entered into a definitive merger agreement pursuant to which Mitel will acquire 100% of the outstanding shares of ShoreTel common stock in an all-cash transaction at a price of $7.50 per share, or a total equity value of approximately $530 million and a total enterprise value of approximately $430 million. The purchase price represents a 28% premium to ShoreTel’s closing share price on July 26, 2017.

Stronger together as a global market leader in the rapidly growing UCaaS market

Continuing to deliver its move-to-the-cloud strategy, with this transaction Mitel is accelerating on a growth path by investing further and faster into the UCaaS (Unified Communications as a Service) market as digital transformation accelerates customer demand for cloud-based solutions globally. The combined company will be the #2 player in the UCaaS market, creating a supplier with the scale and technical capabilities to enable customers with new cloud-based solutions and applications.

The combined company will be headquartered in Ottawa, Canada, and will operate as Mitel. Rich McBee, Mitel’s Chief Executive Officer, will lead the combined organization. Steve Spooner, Mitel’s Chief Financial Officer, will also continue in that role.

“This is a very natural combination that enables us to continue to consolidate the industry and take advantage of cost synergy opportunities while adding new technologies and significant cloud growth to our business,” said Mitel CEO, Rich McBee. “Together, Mitel and ShoreTel will be able to take customers to the cloud faster with full-featured, cloud-based communications and applications.”

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Uniquely qualified to take customers and partners to the cloud

Together, the combined company will have approximately 3,200 channel partners and an industry-leading portfolio of communications and collaboration solutions. Mitel and ShoreTel are committed to providing continued support and an attractive path forward for all customers and partners – cloud and premise. On closing of the proposed transaction, the combined company will have a global workforce of approximately 4,200 employees.

“With the announcement today, this concludes our comprehensive review of strategic alternatives by delivering a significant cash premium for our shareholders,” said Don Joos, CEO of ShoreTel. “Customers are clearly moving to the cloud at a rapid pace. The combination of Mitel and ShoreTel creates a new UCaaS market leader with a differentiated strategy and solution, and a clear migration path so that no customer is left behind or will have to abandon what they already have to cloud-enable their organization.”

Once the transaction is complete, Mitel will be uniquely positioned to offer all customers the advantages of cloud-based communications. For enterprise customers, ShoreTel’s solutions will strengthen Mitel’s ability to cloud-enable customers with existing premise or mixed estate deployments, creating the technical foundation needed for delivery of next-generation cloud applications.

Size, scale and financial foundation to drive growth

Financial highlights of the transaction include:

•	Combined sales of $1.3 billion*

•	Increases Mitel’s total recurring revenue to 39% of total revenue*

•	More than doubles Mitel’s UCaaS revenue to $263 million*

•	Significant synergy opportunity targeted at $60M in annual run rate spend expected to be achieved over two years

•	Expected to be accretive to non-GAAP EPS in the first year

*	based on trailing twelve months combined to March 31, 2017

Transaction Details

The transaction will be completed through a cash tender offer for all of the outstanding shares of ShoreTel common stock, followed by a merger, which will not require approval of ShoreTel’s stockholders, in which remaining shares of ShoreTel common stock will be converted into the right to receive the same $7.50 cash per share price paid in the tender offer. ShoreTel’s Board of Directors has recommended that ShoreTel stockholders tender their shares in the offer. In connection with the execution of the merger agreement, ShoreTel’s directors and executive officers, have entered into tender support agreements with Mitel pursuant to which they have agreed to tender their shares to Mitel’s offer.

Mitel intends to finance the consideration for the acquisition and associated transaction expenses using a combination of cash on hand from the combined business, drawings on its existing revolving credit facility and proceeds from a new fully underwritten $300 million term loan maturing in 2023. The existing term loan and revolving credit

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facility will remain in place, with the Company having already obtained the requisite majority consent to certain amendments which accommodate the acquisition and the incremental financing. BMO Capital Markets is leading the new term loan facility with Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce serving as Joint Lead Arrangers and Joint Bookrunners. Citizens Bank, N.A., lead on the existing amended facilities, will act as administrative agent for these and the new term loan. EA Markets LLC provided Mitel with independent advisory and transaction services in conjunction with the arrangement and structuring of the new financing.

The transaction is expected to be completed in the third quarter of 2017, subject to ShoreTel stockholders having tendered shares representing more than 50% of the outstanding shares of ShoreTel common stock, certain regulatory approvals having been obtained and other customary conditions to the tender offer having been satisfied.

Jefferies LLC is serving as financial advisor to Mitel, Paul, Weiss, Rifkind, Wharton

& Garrison LLP is serving as legal advisor to Mitel and Osler, Hoskin & Harcourt LLP is serving as legal advisor to Mitel in connection with the financing. J.P. Morgan Securities LLC is serving as financial advisor to ShoreTel and Fenwick & West LLP is serving as legal advisor to ShoreTel.

THE RECOMMENDATION STATEMENT OMITS MATERIAL INFORMATION

58.    On August 17, 2017, ShoreTel filed the Recommendation Statement with the SEC in support of the Tender Offer commenced that same day. As alleged below and elsewhere herein, the Recommendation Statement contains material misrepresentations and omissions of fact that must be cured to allow ShoreTel’s stockholders to render an informed decision with respect to the Tender Offer.

59.    As discussed below, the Recommendation Statements omits material information regarding: (i) ShoreTel’s projected financial data relating to the Company for the years 2017 through 2027 that was utilized by J.P. Morgan in its financial analyses; (ii) the valuation analyses prepared by ShoreTel’s financial advisor in connection with the rendering of its fairness opinion; (iii) potential conflicts of interest faced by J.P. Morgan in acting as the Company’s financial advisor; (iv) potential conflicts of interest faced by ShoreTel management and directors; and (v) the confidentiality agreements entered into between ShoreTel and various interested parties.

60.    This material information directly impacts the Company’s expected future value as a standalone entity, and its omission renders the statements made materially misleading and, if disclosed, would significantly alter the total mix of information available to ShoreTel’s stockholders. Accordingly, ShoreTel stockholders are being asked to vote for the Proposed Transaction without all

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material information at their disposal.

Material Omissions Concerning ShoreTel’s Financial Projections

61.    The Recommendation Statement omits material information concerning the financial projections for the Company that were relied upon by the Board and the Company’s financial advisor in recommending the Proposed Transaction to ShoreTel stockholders.

62.    Specifically, the Recommendation Statement discloses a reconciliation of the Company’s projections for non-GAAP (generally accepted accounting principles) metrics, including gross margin, adjusted EBITDA, and unlevered free cash flows for years 2017 through 2020, but it fails to provide line item projections for the metrics used to calculate these non-GAAP measures or otherwise reconcile the non-GAAP projections to the most comparable GAAP measures for years 2021 through 2027.

63.    Providing these non-GAAP metrics for the years 2017 through 2027 without disclosing the line item metrics used to calculate them for years 2021 through 2027, or otherwise reconciling the non-GAAP projection to its corresponding GAAP measure for years 2021 through 2027, renders the provided disclosures materially incomplete and misleading. Non-GAAP measures have no universally understood definition and vary widely between companies depending on the needs of management in promoting their own effect on Company performance. Rather than disclose the information necessary to reconcile these measures, Defendants chose to omit this information.

64.    Consequently, the Recommendation Statement provides ShoreTel stockholders with materially incomplete financial projections that make it extremely difficult for stockholders to assess the fairness of the Proposed Transaction. This is particularly problematic for ShoreTel stockholders. Because of the non-standardized and potentially manipulative nature of non-GAAP measures, the SEC requires the disclosure of certain information in solicitation materials. Thus, when a company discloses information in a recommendation statement that includes non-GAAP financial measures, as is the case here, the Company must also disclose comparable GAAP measures and a quantitative reconciliation of forward-looking information. 17 C.F.R. § 244.100. Item 10(e)(1)(i)(B) of SEC Regulation S-K further states that, with regard to forward-looking information such as financial projections, any reconciling metrics that are available without unreasonable efforts must be disclosed.

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17 C.F.R. 229.10(e)(1)(i)(B). Consequently, without the complete disclosure of these reconciling metrics for the years 2021 through 2027, the Recommendation Statement violates SEC regulations and materially misleads ShoreTel stockholders.

65.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Opinion of ShoreTel’s Financial Advisor”; (ii) “Company Financial Projections”; and (iii) “Background of the Offer; Reasons for Recommendation.”

Material Omissions Concerning J.P. Morgan’s Financial Analyses

66.    The Recommendation Statement describes J.P. Morgan’s fairness opinion and the various valuation analyses it performed in support of their opinions. However, the description of J.P. Morgan’s fairness opinion and the underlying analyses omits key inputs and assumptions underlying these analyses. Without this information, as described below, ShoreTel public stockholders are unable to fully understand these analyses and, thus, are being misled as to what weight, if any, to place on either J.P. Morgan’s fairness opinion in determining whether to vote in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to ShoreTel stockholders.

67.    Specifically, the Recommendation Statement fails to disclose various material elements of the financial analyses performed by J.P. Morgan. Specifically, J.P. Morgan performed a Discounted Cash Flow Analysis, which was presented to the Board. With regard to J.P. Morgan’s analysis, the Recommendation Statement fails to disclose: (i) the values of the Company’s net cash balance; (ii) the inputs and assumptions underlying the discount rate range calculated by J.P. Morgan; and (iii) the estimated terminal value of the Company as calculated by J.P. Morgan.

68.    Additionally, J.P. Morgan performed a Sum-Of-The-Parts Analysis, for the purpose of determining an implied value per share for ShoreTel based on the separate valuation of ShoreTel’s hosted and related services business segment (referred to as the “Hosted Business”) and ShoreTel’s product and support and services business segments (referred to as the “Premise Business”). This analysis was also presented to the Board, yet the Recommendation Statement does not provide the

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results of a number of key components and details that were evidently used in this financial analysis. For example, J.P. Morgan failed to provide any details regarding: (i) the reasons underlying the fact that the Hosted Business valuation utilized a comparable companies methodology, while the Premise Business valuation used a discounted cash flow analysis; (ii) the Company’s projected unlevered free cash flows for ShoreTel’s Premise Business that were used in J.P. Morgan’s analysis; and (iii) ShoreTel’s net cash.

69.    When a bankers’ endorsement of the fairness of a transaction is touted to stockholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Furthermore, the disclosure of projected financial information provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. This information is therefore material, and must be disclosed if ShoreTel stockholders are to make a fully informed decision.

70.    Without such undisclosed information, ShoreTel stockholders cannot evaluate for themselves whether the financial analyses performed by J.P. Morgan was based on reliable inputs and assumptions or whether they were prepared with an eye toward ensuring that a positive fairness opinion could be rendered in connection with the Proposed Transaction. In other words, full disclosure of the omissions identified above is required in order to ensure that stockholders can fully evaluate the extent to which J.P. Morgan’s opinion and analyses should factor into their decision whether to vote in favor of or against the Proposed Transaction.

71.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Opinion of ShoreTel’s Financial Advisor”; (ii) “Company Financial Projections”; and (iii) “Background of the Offer; Reasons for Recommendation.”

Material Omissions Concerning J.P. Morgan’s Potential Conflicts of Interest

72.    Furthermore, the Recommendation Statement fails to disclose material information

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concerning the potential conflicts of interest faced by J.P. Morgan in acting as the Company’s financial advisor.

73.    Specifically, the Recommendation Statement discloses the fee payable to J.P. Morgan by ShoreTel as a result of the Proposed Transaction, however, details pertaining to the compensation paid to J.P. Morgan by Mitel over the past two years as well, as the precise nature of the services provided, is omitted from the Recommendation Statement.

74.    Full disclosure of investment banker compensation and all potential conflicts is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation of strategic alternatives. However, here the Recommendation Statement simply notes that:

For services rendered in connection with the proposed Transaction, ShoreTel has agreed to pay J.P. Morgan a transaction fee of approximately $7.3 million, $2.0 million of which was payable following delivery of J.P. Morgan’s opinion and the remainder of which is payable upon consummation of the Transaction. In addition, ShoreTel has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates did not have any other material financial advisory or other material commercial or investment banking relationships with ShoreTel, Parent or Mitel. During the two-year period preceding delivery of its opinion ending on July 26, 2017, the aggregate compensation received by J.P. Morgan and its affiliates from ShoreTel was approximately $200,000 and from Mitel was approximately $500,000.

75.    It is troubling that the Recommendation Statement discloses that J.P. Morgan has been the beneficiary of approximately $500,000 worth of payments for undisclosed work performed on behalf of Mitel, while simultaneously claiming that during the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates did not have any other material financial advisory or other material commercial or investment banking relationships with Mitel. Consequently, this partial disclosure pertaining to the work that J.P. Morgan may have in the past provided to Mitel in order to warrant $500,000 worth of compensation is materially misleading. As noted supra, stockholders are misled as to the reliability of a financial advisor’s fairness opinion without full disclosure of an investment banker’s potential conflicts. Such disclosure is necessary due to the central role played by investment banks in the evaluation, exploration, selection, and implementation

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of strategic alternatives. Accordingly, the omission of any information specifically noting whether such conflicts of interests currently exist renders the statements made concerning the banker’s fairness opinions misleading.

76.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Opinion of ShoreTel’s Financial Advisor”; and (ii) “Background of the Offer; Reasons for Recommendation.”

Material Omissions Concerning Nondisclosure Agreements

77.    Additionally, with regard to the omission of material information relating to the sale process leading up to the Proposed Transaction, the Recommendation Statement states that the Company entered into a nondisclosure agreements with a number of strategic partners to facilitate the discussion of various potential strategic opportunities.

78.    Details regarding the nature of the nondisclosure agreements, however, are worryingly absent from the Recommendation Statement. Specifically, the Recommendation Statement fails to disclose whether the standstill provisions in these agreements contained “don’t-ask-don’t-waive” provisions that are presently precluding these industry participants from making a topping bid for the Company.

79.    Accordingly, without further information regarding the nature of these agreements, the Company’s stockholders are being misled into assuming that these other industry participants, which were actively interested in acquiring the Company, could make an offer to acquire the Company if they so choose—when they may be contractually precluded from doing so.

80.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Background of the Offer; Reasons for Recommendation.”

Material Omissions Concerning Insider’s Potential Conflicts of Interest

81.    Finally, the Recommendation Statement fails to disclose material information concerning the potential conflicts of interest faced by ShoreTel management and the Board.

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82.    The Recommendation Statement fails to disclose timing and nature of communications regarding the payment of the $1,150,000 bonuses on July 26, 2017, including who participated in all such communications. Furthermore, the Recommendation Statement fails to disclose the timing and nature of communications regarding future employment and/or directorship of ShoreTel’s officers and directors, if any, including who participated in all such communications. This information is necessary for stockholders to understand potential conflicts of interest of management and the Board, as that information provides illumination concerning motivations that would prevent fiduciaries from acting solely in the best interests of the Company’s stockholders.

83.    The omission of this information renders certain portions of the Recommendation Statement false and/or materially misleading in contravention of the Exchange Act including, inter alia, the following sections of the Recommendation Statement: (i) “Background of the Offer; Reasons for Recommendation”; and (ii) “Arrangements with Current Executive Officers and Directors of ShoreTel.”

84.    Based on the foregoing, the Recommendation Statement violates SEC regulations and materially misleads ShoreTel stockholders . ShoreTel public shareholders lack critical information necessary to evaluate whether the Proposed Transaction truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, ShoreTel public stockholders cannot gauge the accuracy and reliability of the financial analyses performed by J.P. Morgan, and whether they can reasonably rely on their respective fairness opinions.

85.    Accordingly, Plaintiff seeks, among other things, the following relief: (i) enjoinment of the Proposed Transaction; or (ii) rescission of the Proposed Transaction in the event that it is consummated and to recover damages resulting from Defendants’ misconduct.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for

Violations of Section 14(e) of the Exchange Act

86.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

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87.    Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading . . . ..” 15 U.S.C. § 78n(e).

88.    As discussed above, ShoreTel filed and delivered the Recommendation Statement to its stockholders, which Defendants knew or recklessly disregarded contained material omissions and misstatements as set forth above.

89.    Defendants violated Section 14(e) of the Exchange Act by issuing the Recommendation Statement in which they made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, in connection with the Tender Offer commenced in conjunction with the Proposed Transaction. Defendants knew or recklessly disregarded that the Recommendation Statement failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

90.    The Recommendation Statement was prepared, reviewed, and/or disseminated by Defendants. It misrepresented and/or omitted material facts, in connection with the Merger as set forth above.

91.    In so doing, Defendants made untrue statements of material facts and omitted material facts necessary to make the statements that were made not misleading in violation of Section 14(e) of the Exchange Act. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Recommendation Statement, Defendants were aware of this information and their obligation to disclose this information in the Recommendation Statement.

92.    The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

93.    Defendants knowingly or with deliberate recklessness omitted the material information

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identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

94.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT II

Claims Against All Defendants for

Violations of Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

95.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

96.    Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

97.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

98.    The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

99.    Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while Defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

100.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the Tender Offer.

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101.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of his entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

COUNT III

Against the Individual Defendants for

Violations of Section 20(a) of the Exchange Act

102.    Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

103.    The Individual Defendants acted as controlling persons of ShoreTel within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of ShoreTel and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are false and misleading.

104.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

105.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

106.    By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the Exchange Act.

107.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the Exchange Act and

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Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of these defendants’ conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:

(A)    declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B)    declaring that the Recommendation Statement is materially false or misleading;

(C)    enjoining, preliminarily and permanently, the Proposed Transaction;

(D)    in the event that the transaction is consummated before the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(E)    directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(F)    awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(G)    granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: August 24, 2017		LEVI & KORSINSKY, LLP

	By:	/s/ Rosemary M. Rivas
Rosemary M. Rivas
44 Montgomery Street, Suite 650
San Francisco, CA 94104
Telephone: (415) 291-2420
Facsimile: (415) 484-1294

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Donald J. Enright (to be admitted pro hac vice)
Elizabeth K. Tripodi (to be admitted pro hac vice)
LEVI & KORSINSKY, LLP
1101 30th Street NW, Suite 115
Washington, DC 20007
Tel: (202) 524-4290
Fax: (202) 337-1567
Email: denright@zlk.com
Counsel for Plaintiff

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